2/28/2018
FP: truCrowd

Open until: *07/31/2018*

WEALTHZOO

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

THE COMPANY

1.   Name of issuer: WealthZoo, LLC

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
:

2/28/2018
FP: truCrowd

Open until: _07/31/2018_

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jeff Titak   Dates of Board Service: 5/16/17

Principal Occupation: President of the Board
Employer: WealthZoo, LLC   Dates of Service: 5/16/17
Employer's principal business: Financial Advice Marketplace

List all positions and offices with the issuer held and the period of time in which the director served in the position or office: None.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Nuveen
Employer's principal business: Asset Manager
Title: Internal ETF/UIT Wholesaler   Dates of Service: 05/16-06/17
Responsibilities: Help grow sales within a designated territory

Employer: Incapital
Employer's principal business: Investment banking
Title: Internal Wholesaler   Dates of Service: 10/15-04/16
Responsibilities: Help grow sales within a designated territory

Employer: Ameriprise
Employer's principal business: Financial Advisory
Title: Associate Financial Advisor   Dates of Service: 05/11-09/15
Responsibilities: Work with clients to reach their financial goals

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jeff Titak

Title: CEO   Dates of Service: 5/16/17
Responsibilities: Business development and management

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

2/28/2018

FP: truCrowd

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

Employer: Nuveen
Employer's principal business: Asset Manager
Title: Internal ETF/UIT Wholesaler   Dates of Service: 05/16-06/17
Responsibilities: Help grow sales within a designated territory

Employer: Incapital
Employer's principal business: Investment banking
Title: Internal Wholesaler   Dates of Service: 10/15-04/16
Responsibilities: Help grow sales within a designated territory

Employer: Ameriprise
Employer's principal business: Financial Advisory
Title: Associate Financial Advisor   Dates of Service: 05/11-09/15
Responsibilities: Work with clients to reach their financial goals

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Jeff Titak	Membership Units	**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

1. EXECUTIVE SUMMARY

1.1 Product

Free access to pre-qualified financial advisors through our website and portal after registration and complementary membership. Read, review and consider financial information and accumulated data for personal investment choices via our library of curated videos, industry publications, articles, websites, business links, professional outlets, national trade shows, conventions, meetings, summits, symposiums and recognized industry experts.

1.2 Customers

Within the American investing community the prime target group will be the age demographic of 35 - 55, working, business savvy and economically aware, with a futuristic outlook focused on financial planning, wealth enhancement, targeted retirement, tuition, home purchase, vacation planning, or general savings.

2/28/2018
FP: **truCrowd**

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

1.3 What Drives Us

Ongoing growth via social media awareness, usage and participation; via all current marketing media and channels available; via popularization within the finance industry by WOM, professional recognition and reference; via support and expansion through normal national business channels.
An informed decision maker is our goal.

2. COMPANY DESCRIPTION

2.1 Mission Statement

Provide a better investment education to a larger community of potential investors that enables a more informed, practical, knowledgeable, and realistic guide for reaching their investment goals.

In brief, help more people invest practically and wisely. Our mission is your success.

2.2 Principal Members

Jeff Titak is the Founder and CEO of WealthZoo; A eight year veteran of the finance industry with many industry certifications and awards, Jeff recognized a flawed investment model early on that was not customer centric, not user friendly and not by definition available to many. His new business model disrupts a century old inadequate paradigm made obsolete in today's social media environment. His new program radically improves the quality and likelihood of investing success, correcting its historically myopic shortcoming.

Terrence Donohoe is President, Senior Adviser and Board of Director Chairman. As a successful entrepreneur and executive throughout many diverse industries, Terry's personal investment success during his career is testimony to a sophisticated understanding of investment principles. Like Jeff, Terry sees a better way in today's investing community. "The better informed and knowledgeable investor" is today's focus. Likewise, today's RIA must sell him or herself to that business savvy potential client with a solid value proposition.

Verdi Kapuku is the Chief Technology Officer for WealthZoo. He began developing software at age 12 and was deploying multi connection web servers on his local machine by age 14. After a brief stint at the University of Texas Arlington pursuing Computer Science studies Verdi left to pursue his entrepreneurial ambitions. He now owns a web development agency specializing in design and web applications for business startups. In addition this talent to invent and and his passion to solve problems will allow him to simplify the lives of many.

Chere Goldberg is our Chief Marketing Manager. Ms. Goldberg diverse background in the footwear industry stems from 26 years as a product engineer for companies such as Nike, Converse, Puma and Reebok. Her overseas assignments in both China and Korea included management oversight for development and engineering in each footwear division. With a brief background in Graphic Design and Visual Communication while attending NorthEastern College in Boston Chere left to advance her dream of making sneakers. By 2015 Chere followed her passion and joined She Koi Studios as its Digital Marketing Officer in charge of innovation and creativity. She now produces and manages uniquely remarkable standout marketing campaigns for her clients.

2.3 Legal Structure
WealthZoo is an Illinois LLC Corporation registered on May 16th, 2017.
Membership is divided among its founder, corporate officers and employees,

2/28/2018

FP: truCrowd

Open until: _07/31/2018_

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

investors and advisory personnel.

3. MARKET RESEARCH

3.1 Industry

The professional investment industry is designed to take advantage of the typical unknowing investor. Too often these so-called investment devices and wealth management tools are specifically constructed to deplete the average client's funds by assessing unreasonable fees and hidden costs. Consequently few honest brokers exist who put the client's financial interest first. Long range economic health and financial well being suffers. An informed and educated investor can subsequently know the difference. When given access to knowledge, they know who the best custodian of their hard earned money is and who should be their lifelong professional advisor and partner. Rather than poor guidance and possible misinformation, WealthZoo seeks to correct that situation and help even the smallest investor understand their true investment choices.

3.2 Customers

Our research indicates the targeted clientele group includes these characteristics:

> Response to major life event (like inheritance, new job, marriage, loss of loved one, et cetera)

> Average online investor is between ages 35 and 55

> Typical investor most likely professional career oriented

> Most investors admit to needing professional advice when asked

> Married couples more likely to seek investment counsel than singles

> Greater income producers more likely to seek professional investment advice

> Typical advised investor realizes 290% household asset gain compared to non-advised

3.3 Competitors

GuideVine; XY Planning Network; WiserAdvisor; WealthRamp; Investopedia; Paladin Registry; Smart Asset; Senior Finance Advisor; Garrett Planning Network; Bright Scope; Iris.xyz;

3.4 Competitive Advantage

We have an established exceptionally strong connection to proven Chicagoland advisors within the local community. Our basic philosophy of client education and success dictates our association to historically influential, successful and trustworthy professionals. In short, better pedigree will result in better productivity not just possibilities and promises. Our model will scale from this provable basis across the larger national metropolitan areas of our country.

3.5 Regulation

We are not regulated by any SEC or FINRA compliance rules. We are cognizant of such regulations and because we are a "pass through" portal of information - not advice - we are a stand alone publisher. We are considered a distributor of data and financial contacts and therefore are a publisher. We provide information. We offer no financial advice whatsoever. We do suggest self education coupled to common sense dictates. We will provide links to financial data and sources but create or produce no advisory information. We strongly suggest informed

2/28/2018

FP: **truCrowd**

Open until: _07/31/2018_

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

WEALTHZOO

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

decision making by the individual investor with help and guidance from a professional advisor produces the best financial results according to industry data. We provide reading materials and access to research with strong emphasis on self-determination of risks and rewards based on education as the best path to success.

4. PRODUCT/SERVICE LINE
4.1 Product or Service
WealthZoo provides an easy to use and understand total comprehensive compilation of investment knowledge amassed in one location - FOR FREE after simple complementary registration as a member. The pre-screened and pre-certified professional investment advisors pay to access this investment community of members users. Income from these pre-approved expert advisors within this space complements the additional advertising revenue from well recognized financial industry sources. This dual income/revenue approach ensures profitability and stable support for our inverted business model long term. Our collected membership data is not sold nor leased. It remains basic to our research and offering. Our collected data guides our updates, sharpens our focus and with viable member feedback guides our mission. It provides necessary factual output for current topics and reader concerns.

4.2 Pricing Structure
The signed in/registered user seeking a centrally consolidated source of financial data and background information for personal investment or planning pays NOTHING. The professional titled adviser pays $1200 per year to be listed as a trusted professional in their area of expertise. The Big Name industry vendors (and/or these expert advisors) will pay a discounted ongoing market rate for monthly digital [exposure. Typically, the standard banner fees for digital will apply with their corresponding links. Again, our registered members pay nothing to access our curated information.

4.3 Product/Service Life Cycle
The website has been built; the basic research has been completed; the initial financing stage is pending. Launch of WealthZoo as a startup rests upon a REG CF Equity Crowdfunding program. Tied to TruCrowd (a Chicago based federally registered portal) as its backroom provider and legal compliance agent, ongoing operational costs will be deducted until the dual revenue streams generate and provide predictable economic stability by measurable growth metrics standards.

4.4 Intellectual Property Rights
WealthZoo will explore possible Intellectual Property rights once the enterprises has completed its initial funding stage and is producing revenue.

4.5 Research & Development
Research for the project has been conducted by CEO/Founder Jeff Titak over the past three years. Documented sources, citations and financial references are included later in this plan. Library curation and compilation sourcing, updates, websites, links and reading materials have all been assembled, and updated by President T. M. Donohoe over the last six months of 2017. This ensures freshness and up-to-date correctness. This updating process will continue into and beyond the digital marketing efforts and throughout the years to come. Real, factual and current information coupled to its support data within the finance industry and focused on the digital marketplace will be the norm for all WealthZoo programs. "We provide, you decide" could be considered the WealthZoo motto.

5. MARKETING & SALES
5.1 Growth Strategy
First and foremost, add qualified and proven professional investment advisors within the local arena (Chicagoland) before expanding into other regional metropolitan areas. Second, establish a solid Midwestern base and growth accordingly to interest, feedback and needed missing expertise.

2/28/2018
FP: truCrowd

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

Third, persuade, promote and sell to established and easily recognized big name industry providers and vendors who believe in the digital space and its growth potential. The tracking system and available data within the community will vindicate and support proof of advertising effectiveness and market penetration. All analytical metric tracking and digital tools will be evaluated and employed when deemed necessary for company growth.

Fourth, attract paying advertisers for greater exposure and customer appeal. Special emphasis will be given to those advisors who want more exposure.

Fifth, actively encourage production of generic investment strategies, tips and/or planning from third party sources and industry experts through the WealthZoo portal. Help provide access to classical investment tomes for in depth member reading and education.

Sixth, and supplementary, WealthZoo will sell apparel and typical promotional items into its growing member community to support WORD OF MOUTH advertising and other incentive - based activities.

5.2 Communication
Primarily, WealthZoo will focus on the virtual. Social media with all its diverse marketing channels will be fully exploited and implemented: email, postings, videos, blogs, tweets, Q & A sessions, expert webinars, white papers - any and all methods will be coordinated to produce buzz, grow traffic and sustain interest. Access to the member library as well as weekly/monthly updates will firmly establish our community connection and grow participation via thought exchange and information sharing. Once again, we provide - you decide will direct our activities and guide our vision. We will encourage a member sharing exchange when volumes permit down the road.

5.3 Prospects
For the RIA and other professionals, they will be identified, contacted via phone or email, and interviewed by Mr. Titak. If they meet certain criteria, they will be invited to join as a paying advisor and topic expert.

For the paying advertisers, they will be identified, contacted via phone or email and "pitched" by Mr. Donohoe. The available financing from the initial raise will allow growth of the sales team as needed.

For possible publishers and/or financial authors both Mr. Titak and Mr. Donohoe will identify and contact as time permits possible contributors.

For all products and promotional offerings from WealthZoo, the items will be listed and available for purchase via our website.

2/28/2018
FP: truCrowd

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

6. FINANCIAL PROJECTIONS
6.1 Profit & Loss

	Year 1	Year 2	Year 3
Sales	$645,000	$2,250,000	$6,760,000
Costs/Goods Sold			
GROSS PROFIT	$645,000	$2,250,000	$6,760,000
OPERATING EXPENSES			
Salary (Office & Overhead)	$24,000	$72,000	$96,000
Payroll (taxes, etc.)	$1,836	$5,508	$7,344
Outside Services	$10,500	$11,500	$16,000
Supplies (Office & Operation)	$2,000	$2,500	$3,000
Repairs & Maintenance	$0	$0	$0
Advertising	$24,000	$32,000	$40,000
Car, Delivery & Travel	$2,000	$5,000	$8,000
Accounting & Legal	$5,000	$5,000	$5,000
Rent	$12,000	$13,000	$14,000
Telephone	$2,400	$3,600	$4,800
Utilities	$0	$0	$0
Insurance	$6,000	$6,000	$6,000
Taxes (Real Estate, etc.)	$0	$0	$0
Interest	$0	$0	$0
Depreciation	$0	$0	$0
Other Expenses	$24,000	$36,000	$42,000
TOTAL EXPENSES	$113,736	$192,108	$242,144
NET PROFIT BEFORE TAXES	$531,264	$2,057,892	$6,517,856
Income Taxes	$152,738	$591,644	$1,873,884
	$378,526	$1,466,248	$4,643,972
NET PROFIT AFTER TAX			
Owner Draw/Dividends	$0	$0	$0
ADJUSTED TO RETAINED	$378,526	$1,466,248	$4,643,972

See Annex 1 for complete details.

6.5 Financial Assumptions
6.5.1 Assumptions for Profit and Loss Projections
All assumptions are an ongoing discussion of realistic necessities based on 50 years of combined experience. Category by category, line by line, each expense has been deciphered, challenged, argued and clearly stated; projected sales are based on current efforts and their results so far to date. Extensions for further years are logical multiples reached when pre-set goals and targets are met.

2/28/2018

FP: truCrowd

Open until: *07/31/2018*

WEALTHZOO

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Our business prospects are difficult to evaluate because we are a development stage company and dependent upon profitable future investments.

WealthZoo, LLC was organized on May 16, 2017. After starting to develop its business, WealthZoo LLC should be considered by investors to be an early stage company. As an early stage company, WealthZoo is subject to all of the risks that are attendant to any recently formed business and should be considered as a startup business with significant risk. Because of WealthZoo LLC's short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that WealthZoo will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future, some of which may be beyond its control. If WealthZoo is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that WealthZoo's business model and plans will be successful or that WealthZoo will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies such as WealthZoo to continue as a going concern. The factors considered in this assessment include our lack of operating history and lack of current revenues, and our need to attract significant working capital and investment funding in order to meet our business objectives. These substantial risks could impair our reputation, damage the brand, and negatively impact operating revenues.

(2) The Company has limited working capital and requires significant additional financing, which may or may not be available at all or on a timely basis.

The Company has limited working capital and there may not be sufficient financial resources available to carry out planned WealthZoo operations. We depend upon timely availability of adequate working and investment capital in order to meet the objectives of our business strategy and business plans. There can be no assurance that positive cash flow will ever occur. There can be no assurance that the Company will sell the maximum number of Shares offered in this private placement, or that our capital needs and operations will not require additional capital greater than or sooner than currently anticipated. If WealthZoo is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or

2/28/2018
FP: truCrowd

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

future investments, development or rate of growth; limit WealthZoo's ability to take advantage of future opportunities; negatively affect its ability to implement its business and investment strategies and meet its goals; and possibly limit its ability to continue operations. The Company's working capital requirements may significantly vary from those currently anticipated.

<u>(3) WealthZoo may incur significant losses and there can be no assurance that WealthZoo will ever become a profitable business.</u>
It is anticipated that WealthZoo will initially sustain operating losses. Its ability to become
profitable depends on success in marketing our products and making profits and generating cash flow from operations. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in the investment of capital and resources may impact whether the Company is successful. Furthermore, WealthZoo may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that WealthZoo will ever become profitable. If WealthZoo sustains losses over an extended period of time, it may be unable to continue in business.

<u>(4) We are subject to government regulations.</u>
Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

<u>(5) Our future revenue and operating results are unpredictable and may fluctuate significantly.</u>
It is difficult to accurately forecast WealthZoo revenues and operating results and they could
fluctuate in the future due to a number of factors. These factors may include: WealthZoo's ability to develop and make profitable products; generate cash flow from consulting services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. WealthZoo's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

<u>(6) The nature of the Company's business strategy is high-risk.</u>
Investment in the Company requires a long-term commitment with no certainty of return. The
Company is in an industry that could experience financial difficulties that may never be overcome. Since the Company's business involves a high degree of risk, poor performance could severely and adversely affect total returns.

<u>(7) The Company may encounter great difficulty or even a complete inability to develop and make suitable products.</u>
An investor must rely upon the ability of management to make future decisions consistent with the Company's investment objectives and policies. Although the principals have had some success in the past, they may be unable to invest the Company's committed capital in a profitable manner or meet its business objectives. Shareholders

2/28/2018
FP: truCrowd

Open until: _07/31/2018_

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

WEALTHZOO

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

will not have the opportunity to evaluate personally the relevant economic, financial, and other information that will be utilized by management in the deployment of capital.

(8) WealthZoo may not be able to create and maintain a competitive advantage.
The potential markets for technical products are characterized by rapidly changing technology,
evolving industry standards, frequent enhancements to existing products, the introduction of new services and products, and changing customer demands. The Company's success could depend on the ability of management to respond to changing situations, standards and technologies on a timely and cost-effective basis. In addition, any failure by such management to anticipate or respond adequately to changes in technology and customer preferences and demand could have a material adverse effect on WealthZoo's financial condition, operating results and cash flow.

(9) Our aggressive growth strategy may not be achievable.
For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

(10) WealthZoo may be unable to attract and retain qualified employees or key personnel.
WealthZoo's future success depends on the continued services and performances of key
management, consultants and advisors, and it currently does not carry key person life insurance. However, WealthZoo plans to secure key person life insurance when such coverage is deemed financially prudent. Also, WealthZoo's future success may further depend on WealthZoo's ability to attract and retain additional key personnel and third party contractual relationships. If WealthZoo is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

(11) WealthZoo does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare
and pay dividends to its shareholders.
The principal investment objective of the Company is to make business profits that present
opportunities for significant appreciation to the Company. It is anticipated that certain product
research and development will be leveraged and will not provide the Company with any significant cash distributions until new products are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

(12) We will have broad discretion on how the net proceeds of this private placement are utilized.
The Company has broad discretion on how to allocate the proceeds received as a result of this
private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

(13) We anticipate substantial competition.

2/28/2018
FP: **truCrowd**

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

We are aware of three companies that are well established within our industry. The largest of these companies is GuideVine. GuideVine has been in the financial advisor marketplace industry for approximately 5 years. The other two identified competitors are XY Planning Network and WiserAdvisor. These entities are larger and have greater financial, managerial and other resources than we do. We believe that we will be able to compete with these entities primarily on the basis of our products, our small team, hands-on approach, the experience and contacts of our management and our responsive and efficient decision-making processes.

(14) We will present only unaudited financial statements, which may not be reliable.
In addition to the unaudited financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis. The financial data presented with this Offering Statement has not been audited, certified, or reviewed.

(15) Our pro forma financial statements rely on assumptions that may not prove accurate.
Certain pro forma financial information may be provided to prospective investors for illustrative and informational purposes only. In preparing the pro forma financial statements, we have made certain assumptions concerning our business and the market, which may not be accurate.

(16) Investors may suffer potential loss on dissolution and termination.
In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

(17) Actual results may vary from any projection we present.
We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

(18) Our operating costs are unpredictable.
In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for WealthZoo or any of our products would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

(19) We may not be able to protect our intellectual property.
We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

(20) Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations.
Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also

2/28/2018
FP: truCrowd

Open until: _07/31/2018_

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

(21) We may not have adequate insurance.
Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

(22) Management may have significant conflicts of interest.
Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

(23) We have indebtedness to officers.
The Company has a compensation accrual obligation of $80,000 to Jeff Titak. Jeff Titak is an executive officer of WealthZoo. The Company intends to use a portion of the net proceeds of this offering to pay a portion of the obligation. The proceeds used to repay this obligation will not be available to the Company for other purposes, including making new or additional investments.

(24) Conflicts of interest may result due to affiliates of management providing services to the Company.
The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

(25) There is significant risk associated with the Company's indemnification of affiliated parties.
Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the
maximum extent permitted by Illinois law. Further, our certificate of incorporation and bylaws
permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and
executive officers against damages that we or our shareholders incur in connection with our

2/28/2018

FP: truCrowd

Open until: *07/31/2018*

WEALTHZOO

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

(26) Certain future relationships have not been established.
The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

(27) Key Employees do not have Employment Agreements.
As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

(28) The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value.
The purchase price of the Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

(29) The persons acquiring shares in this offering will experience substantial and immediate dilution.
After giving effect to the sale of the Shares included in this Offering of Shares, the Company's existing shareholders will experience an immediate increase in net tangible book value per share, and purchasers of the Shares will experience immediate substantial dilution in net tangible book value per share.

(30) This private placement of Shares is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption.
This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this
offering. The Shares are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply

2/28/2018

FP: **truCrowd**

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

with the requirements of any such exemption, investors may have the right to rescind their purchases of Shares. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Shares by the remaining investors.

(31) There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business.
Currently, there is no public or other trading market for the Shares, and there can be no assurance that WealthZoo will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

(32) Our Shareholders' Agreement imposes significant restrictions on transfer of Shares.
Investors that purchase Shares in this Offering will be required to become bound by our
Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as
requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a
shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement

(33) The shares are unlikely to be able to be pledged as collateral.
The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

(34) You will not have the benefit of review of this Offering Statement by the SEC or any other agency.
Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies. INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

(35) Any valuation at this stage is pure speculation. No one is saying the company is worth a specific amount. There is no basis for giving a realistic valuation. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. If you do invest, you must feel comfortable potentially losing all your money.

2/28/2018
FP: truCrowd

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

THE OFFERING

9.   What is the purpose of this offering?

We need more funds to hire marketing help with main goal to reach more market and increase the userbase.

In the event we reach the max amount we will hire enough staff, increase the office space and start generating revenues. In few words we will be able to expand faster.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$3,500	$74,900
Net Proceeds	**$6,500**	**$995,100**
Use of Net Proceeds		
Web portal enhancement		$50,000
Office Space		$10,000
Living expenses		$80,000
Sales & Marketing	$6,500	$630,100
Legal Fees		$20,000
Hire Head of Client & Advisor Success		$80,000
Hire Writer		$30,000
Video Work		$25,000
Improve CRM System		$30,000
Strategic Partnerships and Sponsorships		$20,000
Travel Expenses		$20,000
Total Use of Net Proceeds	**$6,500**	**$995,100**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company might engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders.

2/28/2018
FP: truCrowd

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
The intermediary will notify investors when the target offering amount has been met.
If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

SECURITY OFFERED FOR SALE	SAFE+REV (TM) (SIMPLE AGREEMENT FOR FUTURE EQUITY PLUS REVENUE PARTICIPATION)
VALUATION CAP	N/A
DISCOUNT RATE	80%
MFN PROVISION	No
ANTI-DILUTION RIGHTS	No
TARGET NUMBER OF UNITS OF SAFE+REV(TM)	200
MAXIMUM NUMBER OF UNITS OF SAFE+REV(TM)	21,400
PURCHASE PRICE PER UNIT	$50
MINIMUM UNITS PER INVESTOR	5
OFFERING DEADLINE	May 31, 2018
USE OF PROCEEDS	See page 31
REVENUE PARTICIPATION	Yes
OFFERING GROSS REVENUE PARTICIPATION PERCENTAGE	30%
REPAYMENT MULTIPLE	3X
MEASUREMENT PERIOD START	1/1/2019
MEASUREMENT PERIOD END	12/31/2059

2/28/2018
FP: truCrowd

Open until: *07/31/2018*

WEALTHZOO

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16. How may the terms of the securities being offered be modified?
None of the terms of the securities being offered can be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Interest Units	1,000	1,000	☑ Yes ☐ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None.

2/28/2018
FP: truCrowd

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

WEALTHZOO

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you.

Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The shareholder may vote on decisions with which another investor disagrees. Depending on how other shareholders vote, the resulting outcome may conflict with an investor's interest.

The holders of a majority of voting rights might avoid the conversion of the SAFE into common stock by not going public or by not selling the company. Also, their decisions might cause the company to have no or very little revenue, so the Revenue participation component of the security might not reach a meaningful payout in the forty years measurement period.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

2/28/2018

FP: truCrowd

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

VALUATION

The 5 Methods Used



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Valuation Average Weights



Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above-mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

2/28/2018
FP: truCrowd

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

WEALTHZOO

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

VALUATION

The Average Pre-Money valuation is:	$ 8,484,030
Lower Bound $ 3,808,000	
Higher Bound	$ 13,160,000

Based on the valuation report, we chose a pre-money valuation of **$4,000,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐   **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐   **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐   **A sale of the issuer or of assets of the issuer:**

2/28/2018

FP: truCrowd

Open until: *07/31/2018*

WEALTHZOO

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

25. What other exempt offerings has the issuer conducted within the past three years?

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to all four statements.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FINANCIAL INFORMATION

2/28/2018
FP: ⟁ truCrowd

Open until: *07/31/2018*



WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

WealthZoo, LLC

2017 Review Report

JOHN P. JONES, INC.

February 21, 2018
Authored by: John Jones CPA

2/28/2018

FP: truCrowd

Open until: *07/31/2018*

WEALTHZOO

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

WealthZoo, LLC
350 N. Orleans St. Suite 9000N
Chicago, IL 60654-1701

I have reviewed the accompanying balance sheet of WealthZoo, LLC as of December 31, 2017, and the related statements of incomes, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.

A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements.

I believe that the results of my procedures provide a reasonable basis for our report. Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

John P. Jones CPA
John P. Jones, Inc.
3411 N. Kildare Avenue
Chicago, IL 60641

February 21, 2018

2/28/2018
FP: **truCrowd**

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

Accrual Basis

WealthZoo, LLC
Balance Sheet
As of December 31, 2017

ASSETS

Current Assets	
Checking/Savings	
Cash in Bank	$3,824.00
Total Checking/Savings	$3,824.00
Other Current Assets	
Prepaid Expenses	$3,500.00
Total Other Current Assets	$3,500.00
Total Current Assets	$7,324.00
Fixed Assets	
Computer Equipment	$1,104.00
Total Fixed Assets	$1,104.00
Other Assets	
Security Deposit - Rent	$300.00
Website Development	$21,325.00
Total Other Assets	$21,625.00
TOTAL ASSETS	$30,053.00
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accounts Payable	$150.00
Total Other Current Liabilities	$150.00
Total Current Liabilities	$150.00
Total Liabilities	$150.00
Equity	
Member's Equity	$36,891.00
Net Income	-$6,989.00
Total Equity	$29,902.00
TOTAL LIABILITIES & EQUITY	$30,052.00

2/28/2018
FP: **truCrowd**

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

WEALTHZOO

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

Accrual Basis

WealthZoo, LLC
Income Statement
January through December 2017

Ordinary Income/Expense

  Expense

Advertising and Promotion	$176.00
Bank Service Charges	$67.00
Business Licenses and Permits	$325.00
Computer and Internet Expenses	$280.00
Costume	$44.00
Graphic Design	$300.00
Local Transportation	$617.00
Networking and Meeting Expense	$304.00
Office Supplies	$110.00
Professional Fees	$1,226.00
Rent Expense	$571.00
Search Engine Optimization	$550.00
Social Media Management	$1,728.00
Video Production	$360.00
Web and Domain Hosting	$331.00
Total Expense	**$6,989.00**
Net Ordinary Income	**-$6,989.00**
Net Income	**-$6,989.00**



WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

WealthZoo, LLC
Statement of Cash Flows
January through December 2017

OPERATING ACTIVITIES	
Net Income	-$6,989.00
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Prepaid Expenses	-$3,500.00
Accounts Payable	$150.00
Net cash provided by Operating Activities	-$10,339.00
INVESTING ACTIVITIES	
Computer Equipment	-$1,104.00
Security Deposit - Rent	-$300.00
Website Development	-$21,325.00
Net cash provided by Investing Activities	-$22,729.00
FINANCING ACTIVITIES	
Member's Equity	$36,891.00
Net cash provided by Financing Activities	$36,891.00
Net cash increase for period	$3,823.00
Cash at end of period	$3,823.00

2/28/2018
FP: truCrowd

Open until: *07/31/2018*



WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

   If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

   (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

   If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:
   (A) association with an entity regulated by such commission, authority, agency or officer?
   ☐ Yes ☑ No

2/28/2018
FP: truCrowd



WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

Open until: *07/31/2018*

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

     (B)   engaging in the business of securities, insurance or banking?
          ☐ Yes ☑ No

     (C)   engaging in savings association or credit union activities?
          ☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

     (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

     (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

     (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

     (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

     (ii) Section 5 of the Securities Act? ☐ Yes ☐ No
     If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
     ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
     ☐ Yes ☑ No

2/28/2018
FP: truCrowd

Open until: *07/31/2018*



WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes   ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 20 of next year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: wealthzoo.com

_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

2/28/2018
FP:  **truCrowd**

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

2/28/2018
FP:  truCrowd

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

Annex 1. The security.

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between _____ herein referred to as "Issuer/Company" and _____ herein referred to as "Investor" for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

(A) **SAFE** (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and

(B) **REV** (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of _____, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____

2/28/2018
FP:

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is N/A.

The "**Discount Rate**" is 80% [*100 minus the discount*]%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

2/28/2018
FP:

Open until: *07/31/2018*

WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

2/28/2018
FP: ⚫ truCrowd

Open until: *07/31/2018*



WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation

2/28/2018
FP: truCrowd

Open until: *07/31/2018*



WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this

2/28/2018
FP: truCrowd

Open until: *07/31/2018*



WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	214000	$1,070,000	$995,100

instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____

2/28/2018
FP: truCrowd

Open until: *07/31/2018*



WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: _____ is herein referred to as the "Issuer". Issuer is an _____ corporation whose registered agent address is: _____.

· **Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($_____ per Class A Revenue Share Unit).

· **Offering Metrics:**

o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o The "Offering Gross Revenue Participation Percentage" _____

o The "Measurement Period" is that period of time commencing on _____ and ending on _____

o The "Repayment Multiple" is _____

o The "Total Per Unit Defined Return" is $_____

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

· Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

· Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2. **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

2/28/2018
FP: truCrowd

Open until: *07/31/2018*



WealthZoo, LLC
350 N. Orleans St, Suite #9000N
Chicago, IL 60654
773-809-4579

OFFERING STATEMENT

200 Units of SAFE+REV at $500.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**214000**	**$1,070,000**	**$995,100**

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____